December 12, 2024

VIA E-MAIL

Wendell M. Faria, Esq.
Dentons US LLP
1900 K Street NW
Washington, DC 20006
Wendell.faria@dentons.com

Re:    C1 Fund Inc. (the    Company   )
       Registration Statement on Form N-2
       File Nos.: 333-283139, 811-24002

Dear Mr. Faria:

On November 12, 2024, you filed a registration statement on Form N-2 (the Registration
Statement   ) on behalf of the Company. We have reviewed the Registration
Statement and have
provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers found in the Registration Statement.

                                     LEGAL COMMENTS

GENERAL COMMENTS

1. We note that the Registration Statement is missing information. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment.

2. Where a comment is made regarding disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make conforming changes as necessary.

3. Please tell us if you have presented or will present any    test the waters
  materials to potential
investors in connection with this offering. If so, we may have further comments.

4. Prior to seeking effectiveness, please confirm that FINRA has reviewed the proposed underwriting terms and arrangements for the offering, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Company, the underwriter, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.
 Wendell M. Faria, Esq.
Dentons US LLP
Page 2 of 29
December 12, 2024

5. On page 38 of the Prospectus, the text states,    [you,] the Adviser and
certain of its affiliates
intend to submit an exemptive application to the SEC to permit [you] to co-invest with other
funds managed by the Adviser or its affiliates . . . .     (Emphasis added.)
Disclosure on page 58,
however, states, you    may also submit [such] an exemptive application . . . .
   (Emphasis added.)
Please clarify and harmonize. As of this letter   s date, we note that you have
not filed any
application for exemptive relief with the Commission. Please supplementally inform us of this
application   s status and of any other exemptive applications or no-action requests you have
submitted or expect to submit in connection with the Registration Statement.

PROSPECTUS

6. Some sections of the Prospectus are repetitive. Please review and revise the disclosure where
necessary to conform to the Commission   s plain English requirements. See Rule
421(d) under
Regulation C under the Securities Act of 1933 Act (   Securities Act   ). See
also Office of
Investor Education and Assistance, U.S. Securities and Exchange Commission,
A Plain English
Handbook: How to Create Clear SEC Disclosure Documents    (August
1998) (https://www.sec.gov/reportspubs/investor-
publications/newsextrahandbookhtm.html).

7. In describing your investment strategies, risks, and/or policies, please do not use overly broad or vague terms in the Prospectus, but instead describe these matters clearly and concisely in plain
English. See the Instruction to Item 3.2 and subparagraphs 2, 3, and 4 of Item 8 in Form N-2.
For example, on the Cover Page, either delete or revise the following terms to specify your
principal investments: (1) third paragraph,    certain companies,    (2) fourth
paragraph,    similar
forms of senior equity,    and (3) fifth paragraph,    or other synthetic
equity agreements" and
   other special purpose vehicles."

8. We note several terms for groups with apparent relationships with C1 Advisors LLC (the
   Adviser   ), for example,    investment team of the Adviser,       Adviser
s investment team,       the
principals of the Adviser,       Adviser   s senior executive team,
Investment Committee,    and
   our investment professionals.    To the extent not already done so, please
define these groups,
including their members and the functions they perform for the Company. For purposes of plain
English, please do not use multiple terms as synonyms.

Cover Page

9. The first paragraph states that you have applied to list your common stock on the New York
Stock Exchange (NYSE) under the symbol    [CFDN].    Please update this
disclosure
accordingly.

10. As the Cover Page includes a brief description of only some of your principal strategies, please expand it to summarize each such strategy (e.g., investments in Special Purpose Vehicles
(   SPVs   ), private secondary marketplaces, and exchange-traded funds (
ETFs   ) that hold digital
assets). See Item 1.2 of Form N-2.
 Wendell M. Faria, Esq.
Dentons US LLP
Page 3 of 29
December 12, 2024

11. The third paragraph refers to    rapidly growing emerging digital asset
services and
technology companies, while other disclosures refer to these companies as privately held
companies,       private companies,       private emerging companies,    and
rapidly growing and
privately held companies.    Also, we note that you state on page 9 that you
will invest    primarily
in rapidly growing private companies.    (Emphasis added.) Please harmonize.

12. The Cover Page and Prospectus: (1) use the terms    equity-related
investments    and    equity-
linked securities;    (2) refer only to    equity-linked securities    in your
80% policy; and (3) provide
a definition of    equity-linked securities.    The Prospectus also uses the
term    equity-related
securities.    (Emphasis added.) If you are using any of these terms as
synonyms, please use only
one term for purposes of plain English as the current text is dense and confusing. If not, add
definitions for    equity-related instruments    and    equity-related
securities.    Confirm that terms
describing your investment strategies harmonize throughout the registration statement, including your description of the components of your 80% basket (e.g., types of securities, sectors and/or industries).

13. Please add the following sentence to the first bulleted risk point, "[t]he risk of loss due to this discount may be greater for initial investors expecting to sell their common shares in a relatively short period after the completion of this initial public offering."

14. In the fifth bulleted risk point, which currently discusses leverage, please summarize the
Company   s current intention with respect to using leverage.

15. As the following risk factors, which are disclosed in the Prospectus, make the offering speculative and/or one of high risk, please consider adding them to the Cover
Page:

   x      Our stock price may be volatile and could decline significantly and rapidly.

   x      We will have no limitation on the portion of our portfolio that may be invested in
       illiquid securities, and we anticipate that all or a substantial portion of our portfolio may be invested in such illiquid securities at all times. . . [and we may invest without]
       limitation in investments in which no secondary market is readily available or which are otherwise illiquid.

   x      We intend to invest primarily in rapidly growing private companies, which involve
       significant risks.

   x      An active, liquid, and orderly market for our common stock may not develop or be
       sustained. You may be unable to sell your shares of common stock at or above the price
       at which you purchased them.    Also, revise    at or above the price
to    at, above, or
       below the price.

See Item 1.1.j of Form N-2.
 Wendell M. Faria, Esq.
Dentons US LLP
Page 4 of 29
December 12, 2024

Cover Page- Pricing Table (page ii)

16. Pleased revise the table's layout to conform to the formatting of Item 1.1.g of N-2.

17. Confirm the table meets the requirements of Instruction 3 to Item 1.1.g of Form N-2. If you have not included disclosure in response to this Item, please tell us why in your response.

18. Set forth in a footnote to the proceeds column the total of other expenses of issuance and distribution called for by Item 27, stated separately for the registrant and for the selling shareholders, if any. See Instruction 6 to Item 1.1.g of Form N-2.

19. Please define the entity    Benchmark    noted in Footnote    (2).
Relatedly, the Cover Page at
the bottom of page ii refers to    The Benchmark Company.    Please disclose
the nature of this
entity.

20. Please expand Footnote    (2)    to state that these expenses will be borne
indirectly by the
common shareholders. Also, clarify that the effect of this will be to immediately reduce the net asset value of each common share purchased in this offering.

21. In the Prospectus, please explain in detail the    pre-offering fees
noted in Footnote    (2),
including: (1) the fee amounts; (2) how the    seven percent (7.00%) sales load
.. . . will be
reduced by the amount of these pre-offering fees    and how the amounts paid to
reduce the fee
will be accounted for; and (3) why describing these fees as a    reduction
to the 7.00% sales load
is not misleading as you, and indirectly the common shareholders, will bear these fees. If these fees are sales loads pursuant to Section 2(a)(35) of the Investment Company Act
of 1940 (   1940
Act   ), please define them as such in the disclosure and indicate that the common shareholders
indirectly will bear these fees. Also, identify the governing document for these fees and file a copy of it as an exhibit to the Registration Statement.

22. The Cover Page briefly discusses convertible debt securities, forward contracts for future delivery of stocks, and swaps. Disclosure on page 49, however, states that you do not anticipate
that forward contracts will be a significant part of [your] investments [and that you will invest] to a limited degree . . . in forward contracts that involve stockholders . . . .
 You have similar
disclosure regarding swaps on page 50. Please note that neither the Cover Page nor the
Prospectus Summary should include disclosure about non-principal investment strategies and risks. See the Instruction to Item 3.2. of Form N-2. See also Instruction 1
Item 8.4. If you will
not invest principally in forward contracts or swaps, please only discuss them in the Prospectus.
The Cover Page lists the following investments: convertible debt securities, forward contracts for future delivery of stocks, and swaps. The Prospectus Summary, however, in the section titled:
(1)    Investment Strategy   , only mentions convertible debt; (2)
Investment Types   , does not
discuss any of these investments; and (3)    Summary Risk Factors   , is silent
about convertible
debt securities and swaps. If any of these investments are principal investments of the Company, please rectify these inconsistencies. If any of these investments are principal investments, please add specific corresponding risk disclosure. If the Company will invest principally in convertible debt securities, please: (1) briefly define them in the Prospectus Summary (including the
 Wendell M. Faria, Esq.
Dentons US LLP
Page 5 of 29
December 12, 2024

meaning of    convertible debt securities with a significant equity component
 ); and (2) specify
their characteristics (i.e., types of issuers, terms, credit quality (e.g., if investing in junk bonds,
state as much in plain English and use the term    junk bonds.   )) If
accurate, state on the Cover
Page that either a material amount or substantially all of your debt investments will be
considered below investment grade, which are also known as    junk securities
, along with
duration and/or maturity features. Also, disclose any policy you have for investing in unrated securities.

23. Confirm that convertible debt securities are the only type of debt instruments in which you will invest principally or revise the disclosure accordingly. We note the Determination of Net
Asset Value    section on page 38 includes a broad category titled
Fixed-Income Investments.
Please enhance that section to specifically discuss how you will value convertible debt.

Prospectus Summary

24. Please add disclosure to the Prospectus Summary   s Investment Strategy and
Summary Risk
Factors sections concerning your classification as a non-diversified closed-end fund.

25. The third paragraph of the Cover Page states that you    will invest
principally in . . .
companies, located primarily in the United States, Europe and Asia, not including China, Hong
Kong or Macao.    Please disclose in the Prospectus Summary any allocation
policy for, or
maximum or minimum limit on, investments in the specified locations (and/or any specific countries therein). In the Prospectus, indicate your criteria to determine that an issuer is tied to the economic fortunes and risks of a country or region.

26. In the Prospectus Summary, please state the criteria you use to determine that a company is
one of the    30 . . . top digital asset services and infrastructure companies.
   (Emphasis
added.) Also, disclose your policy concerning companies that do not satisfy these criteria. As currently disclosed on the Cover Page, the disclosure suggests that you would not invest in any such companies, but ultimately is unclear on this matter.

27. If the Company will use a 20% basket for purposes of its principal investment strategies, please state as much in the Prospectus Summary and specify the types of issuers and securities that will be included therein.

28. Please clarify that although digital assets (or crypto assets) such as bitcoin or ether have been
called    cryptocurrencies,    they are not widely accepted as a means of
payment. Also, please
generally use the term digital asset or crypto asset when referring to bitcoin, ether, or similar assets. Please also explain that it is the offer and sale of these assets, and/or the registration of the assets themselves, that may be required under the federal securities laws and that, irrespective of whether registration is required, the Company will not invest directly in crypto assets such a bitcoin, ether, and the like. If direct investments in crypto assets are contemplated, please explain to us how the Company will comply with the custody requirements of the 1940 Act or
 Wendell M. Faria, Esq.
Dentons US LLP
Page 6 of 29
December 12, 2024

revise the disclosure to state that there will be no direct investments in crypto assets. See Section
17(f) of the 1940 Act.

29. As it appears that you are referring to spot bitcoin and spot ether exchange-traded products, please clarify that although they may have the term ETF in their name or refer to themselves, or be referred to by the media or general public, as ETFs, they are not registered as investment companies under the 1940 Act and thus are not subject to the requirements of the 1940 Act. If, as the disclosure also suggests, you will also consider investing in registered investment companies that seek to provide exposure to the price performance of bitcoin and/or ether through investments in derivatives, such as futures contracts, please revise the disclosure accordingly.

The Company (page 1)

30. You state that,    throughout [the] prospectus . . . C1 Fund [is referred
to] as . . .    we,       us    or
   our   .    In certain disclosures, however, these terms are confusing as they appear to apply not to
the Company, but to other unidentified entities (e.g., on page 2, the first bulleted risk point refers
to    our experience in analyzing digital asset services,    and the second
bulleted risk point states
   [w]e will further rely on our collective industry knowledge   ). Please
note, Item 9 of Form N-2
requires that a registrant describe concisely how the business of the registrant is managed.
Revise the disclosure, accordingly, to identify the correct entity or entities in relation to the specific functions and/or services they provide to the Company as described in the text and in doing so, avoid generalized disclosure or unsubstantiated statements about the particular business acumen of a certain entity and/or individual. Relatedly, please explain the reference on page 3,
under    Investment Types,    to an    established history of investing,
especially as other disclosure
indicates the    Adviser has no prior experience managing a registered
closed-end investment
company.

Investment Advisers

31. Please revise this heading to    Investment Adviser.

Adviser   s Investment Committee (page 1)

32. Please add a cross reference to the section in the Prospectus where the Investment
Committee is described in specific detail. Also, clarify the text stating the Investment
Committee is    supported by members of the Adviser   s senior executive team.


Investment Objective (page 1)

33. Please delete the second sentence because it describes an investment strategy rather than an investment objective.
 Wendell M. Faria, Esq.
Dentons US LLP
Page 7 of 29
December 12, 2024

Investment Strategy (page 2)

34. The Cover Page states you will invest    on an opportunistic basis,    in
 certain companies in
other jurisdictions.    This Investment Strategy section contains similar
disclosure noting you will
invest in this manner in    certain non-U.S. companies.    Please disclose the
meaning of investing
   on an opportunistic basis    and harmonize the text about the related
companies in which you will
invest. Please also clarify in the disclosure if investing on an
opportunistic basis    only applies
to non-U.S. companies as indicated in this section. Also, specify what types of companies these will be along with attendant capitalization sizes.

35. The first paragraph states you    will invest principally in the equity and
equity-linked
securities of what [you] believe to be rapidly growing privately held emerging digital asset
services and technology companies." If these    privately held    companies are
the same as those
described in the second paragraph as    Private Funds,    for purposes of plain
English, please
harmonize the disclosure to use only one term.

36. The first paragraph   s penultimate sentence briefly discusses your policy
concerning
concentration. For purposes of clarity and plain English, please discuss this policy in a separate sub-paragraph with its own heading. That discussion should briefly explain the meaning of concentration as a reasonable shareholder may not know what that term means. See Instruction 1 to Item 8.2.b.(2) of Form N-2. Additionally, add correlating concentration risk disclosure to the
Summary Risk Factors section. In this regard, we note your use of the term
concentration    in
various sections of the Summary Risk Factors section, but these do not appear to be related to concentration pursuant to Item 8.2.b.(2) of Form N-2. See also Section 8(b)(1)(E) of the 1940
Act. Please ensure additional risk disclosure concerning concentration is clear with respect to context.

Acquire potential investments from a variety of industry sources (page 2)

37. Please define the following terms and phrases: (1)    strong operating
fundamentals;    and (2)
   businesses that have been shown to provide scaled valuation growth before a potential IPO or
strategic exit    and disclose the source of these definitions.

Acquire positions in targeted investments (page 3)

38. Please define the term    acceptable price    that appears in the first
sentence and disclose the
source of that definition.

Investment Types (page 3)

39. Please confirm that this section summarizes each of the Company   s
principal    Investment
Types,    including how the Company will purchases the instruments (directly or indirectly) or
revise accordingly.
 Wendell M. Faria, Esq.
Dentons US LLP
Page 8 of 29
December 12, 2024

40. Please clarify with greater specificity where your investments may be traded and add correlating risks to the Prospectus Summary Risk. For example, page 19 states your investments may be traded on a privately negotiated over-the- secondary market for institutional investors.

Private secondary marketplaces and Primary (direct) share purchases (page 3)

41. The disclosure states that the Company will use private secondary marketplaces to transact, such as Forge, SharesPost, and CartaX. Please supplementally explain if any of these marketplaces are registered entities, and if so, their registration status.

42. We note a    secondary marketplace    identified as    Forge.    If this is
the same entity
identified in the text as    Forge Global    (e.g., in the last paragraph,
first sentence, on page 37),
please harmonize the disclosure and confirm that the correct name of this entity is disclosed.

43. For purposes of plain English, rather than summarizing private secondary marketplaces and primary (direct) share purchases in one paragraph, please revise the disclosure to discuss these subjects under their own respective sub-headings.

44. In the first paragraph, the penultimate sentence discusses limitations and restrictions that may apply to the shares you may purchase directly from stockholders. Please clarify if you also will seek approval when purchasing shares in this manner, or if you will purchase shares without approval, including through forward agreements. Relatedly, please add attendant risk disclosure concerning acquiring securities from shareholders of portfolio companies as the
   Summary Risk
Factors    section is silent regarding this strategy. If any of the forward contracts for future
delivery of stock in which you may invest may be subject to issuer consent clauses/provisions, please briefly discuss that fact and disclose attendant risks in the Summary Risk Factors section.

45. The disclosure indicates restrictions as a characteristic of certain investments such as limits on transfers. Please describe how such restrictions are incorporated into the value of such investments.

46. To assist investors in understanding your portfolio, strategy, and risks, please disclose the approximate percentage of the portfolio that you will purchase: (1) indirectly through private secondary marketplaces; (2) directly from stockholders; (3) directly from stockholders who are current or former employees of privately held companies; (4) directly from a portfolio company;
(5) indirectly through an employee or former employee; (6) and indirectly through an institutional investor. If you have determined any specific sellers, please supplementally inform us of those sellers. Depending on your response, please consider the need for improved risk disclosure regarding your access to portfolio company information and/or risks related to transfer restrictions on employee and investor shares.

47. The disclosure indicates that the registrant will utilize    private
secondary market places.
Please supplementally describe what types of assets will be purchased on such secondary market
 Wendell M. Faria, Esq.
Dentons US LLP
Page 9 of 29
December 12, 2024

places (such as investment companies or other operating companies). In addition, if the registrant intends to sell on such private secondary marketplaces, please describe which types of assets will be sold on such marketplaces. Further, please describe how such data or inputs are incorporated into the valuation of such investments.

48. We note the discussion of SPVs in the second paragraph. Please discuss SPVs under their own separate sub-heading. Also, please indicate the amount of your portfolio you will be allocating to SPVs. If this will be a significant amount, please revise the disclosure to state as
much. The    Investment Strategy    section above states you will have
ownership    of SPVs,
while this section states    SPVs that [you] may invest in are not controlled
by [you] and are not
subsidiaries.    If accurate, please revise    are not subsidiaries    to
are not subsidiaries of the
Company.

49. Please supplementally explain whether the Company wholly-owns or primarily controls any entity (including any SPV) that primarily engages in investment activities in securities or other assets, and whether you expect to wholly-own or primarily control any such entity. Please note
that    primarily controlled    means: (1) the Company controls the entity
within the meaning of
Section 2(a)(9) of the 1940 Act; and (2) the Company   s control of the entity
is greater than that
of any other person.

50. Please disclose, the overall structure and terms typically associated with the SPVs in which you typically will invest. This disclosure might include: (1) how SPVs are created and by whom; (2) how SPVs source their investments; (3) what material risks arise from such sourcing
and how do SPV structures attempt to manage those risks; (4) how the SPV   s
securities are
offered and to whom; (5) who manages the SPVs; (6) what fees and expenses are assessed initially and over the life of the SPV and what are typical fee and expense levels; (7) how these fees and expenses impact the overall deal economies and valuation; (8) what agreements the
SPVs have with investors; (9) what obligations these SPVs typically have to SPV investors (e.g., obligations around custody, maintaining insurance, financial statements, audits, etc.); and (10) how investments in SPVs are valued. Include correlating risk disclosure in the Summary Risk
Factors section.

51. In addition to this general disclosure, to the extent known, please provide more detailed disclosures about each SPV in which you intend to invest, including: (1) any role the Adviser or its affiliates had in creating, structuring, or managing the SPV or compensation or fees the
Adviser or its affiliates will receive; (2) the name of the SPV, the date it was created, its investments, and how it sourced them; (3) a general discussion of the SPVs terms, including fees and expenses and other agreements and obligations; and (4) the approximate ownership level the Company will have of the SPV, and how the Company sourced and acquired its interests.

52. With respect to disclosure indicating you will    limit [your] investments
in . . . Private Funds
to no more than 15% of the value of [your] net assets,    please confirm that
when determining
your exposure to Private Funds with respect to this limitation, you will look through to any
 Wendell M. Faria, Esq.
Dentons US LLP
Page 10 of 29
December 12, 2024

Private Fund investments held in any SPVs. Does this 15% limit include investments in SPVs?
If yes, please clarify this in the disclosure. If not, please explain to us why SPVs should not be included in this limit. In your explanation, please discuss (based on the factors cited in comments 50 and 51above) how an SPV is similar to, and different from, a private fund. Also, please tell us what exemptions from the 1940 Act such SPVs rely on. Relatedly, to the extent
disclosure states you    will provide notice to investors at least 60 days
before making any such
Private Fund investments,    please explain if this disclosure relates to any
Private Fund
investment or amounts greater than 15%.

Direct equity investments (page 3)

53. The disclosure states you    seek select, direct investments in private
companies, especially of
companies considering a future IPO.    Please disclose any allocation policy
you have for
investing in    private companies . . . considering a future IPO.

Research and Due Diligence Process (page 5)

54. Please define the terms    healthy diversity metrics    and    strong
cultural health    that appear
in the third paragraph.

55. You state you may look at    positive environmental, social, corporate
governance impact    in
evaluating companies for investment. Please disclose here, or at an appropriate location in the
Prospectus, examples of environmental, social and governance (   ESG   )
criteria that you
consider (if you disclose this information later in the text, please provide a cross-reference here to that section). Clearly disclose, if accurate, that an investment could be made in a company that scores poorly on ESG if it scores well on other non-ESG factors that you consider.

Distributions (page 6)

56. You appear to be using the terms    dividend    and    distribution
interchangeably (e.g., here
and on page 43 under    Distributions   ). Please revise the disclosure for
clarity and add a
definition for each term. If you may distribute income to common shareholders using a return of capital, or some other source beyond interest income earned on your investment portfolio (e.g., offering proceeds and/or return of capital), please disclose that fact and add correlating risk disclosure (please do not describe such distributions as dividends). Also, if these distributions may be significant, please add a related bulleted risk point to the Cover Page (if return of capital will be one of the sources listed in the bullet, please include a brief definition of that term, brief risk disclosure, and a cross-reference to where more fulsome related disclosure is provided).
Also, please revise the second sentence to state    [a]ny dividends . . .
legally available for the
distribution of dividends.
 Wendell M. Faria, Esq.
Dentons US LLP
Page 11 of 29
December 12, 2024

Leverage (page 7)

57. Please revise the last sentence to state your intention with respect to incurring leverage within the 12 months following effectiveness of the registration statement, rather than your expectation.

Summary Risk Factors (page 8)

58. The Investment Strategy section above states you will invest in privately-held emerging digital asset services and technology companies, located primarily in . . . Europe, and Asia not
including China, Hong Kong, and Macao.    Please add brief attendant summary
risk disclosure
to the sixth bulleted risk point concerning these two geographic regions (i.e., Europe and Asia).
If the Company has determined to invest principally in any specific country/countries located in
Europe and/or Asia, please add brief attendant risk disclosure.

Risks associated with our investment strategy (page 9)

59. In the first bulleted risk point, in the first sentence, please revise
[w]e may employ    to
   [w]e will employ.

60. As the Company is classified as non-diversified, in the third bullet point, please use a term
other than    diversification    as a reasonable investor may infer from this
disclosure that the
Company is diversified as defined in Section 5(b)(1) of the 1940 Act.

61. In the fourth bulleted risk point, please define the term    follow-on
investment    or add a
cross-reference to the Prospectus section with such a definition and further clarification.
Disclosure on page 20 discusses your possible inability to make follow-on investments due to
your    lack [of] sufficient funds to make [follow-on] investments.    Based on
this disclosure, it
appears you may enter into unfunded commitments. Please supplementally explain if you will make unfunded commitments that may be unfunded for some period of time. If so, please explain to us if you will treat your unfunded commitments as senior securities under Section
18(g) of the 1940 Act. If the Company has unfunded commitments that it will not treat as senior securities, please provide us with a representation that the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded investment commitments, and include an explanation as to why the Company believes it will be able to cover its future unfunded investment commitments.

62. Concerning the last bulleted risk point, please clarify in plain English why the Adviser anticipates that, from time to time, it and its affiliates may be named as defendants in civil
proceedings.    Confirm supplementally that you do not need to revise your disclosure pursuant to
Item 12 of Form N-2.
 Wendell M. Faria, Esq.
Dentons US LLP
Page 12 of 29
December 12, 2024

Risks associated with our investments (pages 9-10)

63. The last bulleted risk point states,    [you] may face contingent
liabilities that ultimately result
in funding obligations that we must satisfy through our return of distributions previously made to
us.    Clarify this statement in the disclosure in plain English. Disclose
these    contingent
liabilities    and    funding obligations    and explain the meaning of
through our return of
distributions previously made to us    and state, if applicable, that the
common shareholders
indirectly bear these    funding obligations.

Risks associated with the transaction structures in which we invest (page 11)

64. In first bulleted risk point, the second sentence states the disclosure sets out some of the risk
factors associated with the structures of [the Company   s] investments.
(Emphasis added.)
Please note, pursuant to the requirements of the Instruction to Item 3.2 of Form N-2, a
Prospectus Summary must provide a clear and concise description of the key features of the offering and the Registrant, with cross references to relevant disclosures elsewhere in the
prospectus or Statement of Information.    (Emphasis added). Accordingly,
please delete the term
   some    and revise the sentence accordingly.

Risks related to investing in the Company (pages 12-13)

65. In the first bulleted risk disclosure, please revise: (1)    [w]e expect to
hold    to    [w]e will
hold;    and (2)    which may be illiquid    to    which are illiquid.

FEES AND EXPENSES (page 15)

66. Please revise the    Management Fee    caption to conform to the formatting
of Item 3 of Form
N-2.

67. The Prospectus indicates you may engage in short sales (e.g., in the Equity Investments section on page 58). Please confirm supplementally that you have no current intention to engage in short sales (i.e., you will not engage in short sales within one year of the effective date of the
Registration Statement) or include an estimate of dividend and interest expense on short sales in the fee table. Also, either confirm that you will not engage principally in short sales or add attendant disclosure to the Summary Prospectus.

68. Footnote    (1)    refers to    assets purchased with borrowed amounts.
We note disclosure on
page 7 stating that the    Company does not expect to incur leverage within the
12 months
following effectiveness of the registration statement on Form N-2 . . . .
Also, we note related
footnote    (2)    to the fee table. Please rectify and clarify in the preamble to the fee table the
amount of Company leverage assumed in making the fee calculations.

69. In the penultimate sentence of Footnote (1), should the text stating the
term    gross assets    be
revised to the term    average gross assets   ?
 Wendell M. Faria, Esq.
Dentons US LLP
Page 13 of 29
December 12, 2024

70. Please note that when acquired fund fees and expenses (   AFFE   ) do not
exceed 0.01 percent
of a registrant   s average net assets, the registrant may include those fees and expenses under the
subcaption    Other Expenses    in lieu of having an AFFE subcaption in the fee
table. See General
Instruction 10.a to Item 3.1 of Form N-2. Your disclosure shows an AFFE subcaption, while the
footnote thereto states the amounts under this subcaption    are estimated to
be less than 1 basis
point. Therefore, any such estimated amounts are included in other expenses. (Emphasis added.) Please rectify and revise the disclosure accordingly. See Id. Also, the disclosure on page 4 states that the Company will invest in SEC registered ETFs. Please supplementally
explain whether these ETFs are    Acquired Funds    pursuant to Item 3,
Instruction 10 of Form N-
2 (i.e., are these ETFs investment companies under Section 3(a) of the 1940 Act or would be investment companies but for the exclusions under Sections 3(c)(1) and 3(c)(7) of the 1940 Act).

71. Enhance Footnote (4), to explain that all organization and offering costs will be indirectly
borne by the Company   s common shareholders. Also, please add a
cross-reference indicating
where in the Prospectus the organization and offering costs are discussed.

72. Please add a footnote to the fee table and describe therein any types of portfolio investments for which the Company will bear fees and expenses that will not be reflected in the fee table
(e.g., derivatives, private funds relying on Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, and
SPVs). Also, disclose in the footnote an estimate of the related fees and expenses for any such
investment (as a percentage of the Company   s assets) for the most recent
fiscal year. For
example, concerning swaps, explain in the footnote that the operating expenses of the swaps reference assets are indirect expenses of the Company and are not included in either the Fee
Table or the Expense Example. Also, disclose in the footnote that the common shareholders will indirectly bear any such fees not disclosed in the fee table.

Example (page 15)

73. The first paragraph states you have    assumed [you] would have no
additional leverage.
(Emphasis added.) The Leverage section on page 7 states the Company    does not
expect to
incur leverage within the 12 months following effectiveness of the registration statement.
What    additional    leverage is the text referencing? Please reconcile and
revise the disclosure
accordingly.

The Company (page 16)

74. The penultimate sentence refers to the Company as a "Trust," while the first sentence
indicates the Company was     formed . . . as a corporation under the laws of
the State of
Maryland.    Also, the Prospectus refers to the Company   s    Board of
Directors [(the    Board   )].
Further, the Company's Articles of Incorporation filed as Exhibit 25.2.a to the Registration
Statement indicate that the Company is a Maryland corporation. Please rectify.
 Wendell M. Faria, Esq.
Dentons US LLP
Page 14 of 29
December 12, 2024

Use of Proceeds (page 16)

75. Please disclose how long it will take the Company to invest all or substantially all the proceeds from the offering in accordance with its investment objective and strategies. If you expect the investment period to exceed three months, please disclose the reasons for the expected delay. See Item 7.2 of Form N-2. See also Guide 1 to Form N-2.

Reliance on the Adviser (page 17)

76. The first paragraph of the Management section on page 52 states the
Adviser intends to
register with the SEC,    while disclosure on page 53, in the first paragraph
under    Our Adviser   ,
states the    Adviser is registered with the SEC as an investment adviser under the Advisers Act.
Please reconcile and confirm whether the Adviser is registered as an investment adviser under
the Investment Advisers Act of 1940 (   Advisers Act   ), as is required. If
the Adviser is not
registered, please explain when it expects to register.

Our investment portfolio will be . . . our portfolio investments (page 19)

77. Please confirm that    to provide    should appear in the last sentence of
the second paragraph.

Concentration of investments (page 20)

78. As noted above, the meaning of: (1) concentration is provided in Instruction 1 to Item
8.2.b.(2) of Form N-2. See also Section 8(b)(1)(E) of the 1940 Act; and (2) diversification is provided in Section 5(b)(1) of the 1940 Act. See also Section 8(b)(1)(A) of the 1940 Act. In this section, you appear to be conflating concentration and diversification, pursuant to the federal securities laws and Form N-2 thereunder, with your concepts of concentration and diversification as they apply to your portfolio allocation policies and risks attendant thereto. Please revise this section for clarity as the current disclosure is very confusing and dense.

Risks associated with investments in rapidly growing private emerging companies (page 21)

79. In the last paragraph, in the last sentence, explain that should the Company incur any such expenses, the common shareholders ultimately will bear the cost of those expenses.
 Wendell M. Faria, Esq.
Dentons US LLP
Page 15 of 29
December 12, 2024

We will generally not hold controlling equity interest in our portfolio companies (page 23)

80. This subheading and the related text indicate you    generally    will not
  hold    or    take
controlling equity interests in your portfolio companies. Other disclosure in the Prospectus states
you    seek to hold a varied portfolio of non-controlling equity investments.
 Given these
disclosures, either delete this term    generally    or explain when you would
hold controlling
equity interests in your portfolio companies.

Risks Associated with the Digital Asset Industry (page 25)

81. Please do not refer to the markets on which crypto assets trade as
exchanges.    As these
entities are not registered as national securities exchanges under Section 6 of the Securities
Exchange Act of 1934, please refer to them as crypto asset trading platforms or use another
similar term that does not suggest that they are    exchanges.    In this
regard, we note, for
example, use of the term    exchanges    in the risk factor on page 25 and the
first risk factor on
page 34.

82. In terms of the discussion of the enforcement actions related to crypto asset trading platforms in the risk factor on page 26, please clarify that the enforcement actions generally center on allegations that certain crypto assets have been offered and sold as the subject of investment contracts. Please similarly clarify that the complaints regarding
stablecoins,    which
are briefly discussed on page 28, generally have been based on allegations that such crypto assets have been offered and sold as the subject of investment contracts. Also, in terms of the brief discussion of the risk related to the federal securities law status of crypto assets such as bitcoin, ether, and the like on page 26, please disclose that they could themselves be securities or could be offered and sold as the subject of investment contracts. Finally, in addition to characterizing
these trading platforms as being    unregulated,    please explain that they
may be operating out of
compliance with regulation. In terms of the discussion of the risks related to public, permissionless blockchains and applications running on these blockchains, and the value of their respective native crypto assets (such as bitcoin, ether, and the like) in particular, on page 27, please disclose that the business, financial condition, and operating results, and hence the valuation, of the private companies in which the Company intends to invest may also be materially adversely affected by the manifestation of these risks. Disclose that the value of these assets has been, and may continue to be, substantially dependent on speculation, such that trading and investing in these crypto assets generally may not be based on fundamental analysis.

83. Given the relationship between this discussion and the discussion provided in the risk factor on page 29, please also consider integrating the two discussions to demonstrate that notwithstanding speculative trading in native crypto assets, their value is ultimately based on the underlying health and performance of the blockchain and its protocol. With regard to the risks and challenges associated with public, permissionless blockchain technology, including the
Bitcoin blockchain and Ethereum blockchain, please ensure that the disclosure addresses or clarifies the following:
 Wendell M. Faria, Esq.
Dentons US LLP
Page 16 of 29
December 12, 2024

   x   that a blockchain may be vulnerable to attacks to the extent that, in terms of a proof-of-
       work blockchain, a    miner    or group of    miners    possesses more
than 50% of the
       blockchain   s    hashing    power or that, in terms of a proof-of-stake
blockchain, there is
       concentration in the ownership and/or staking of the blockchain   s
native crypto asset;

   x   that proposed changes to a blockchain   s protocol may not be adopted by
a sufficient
       number of users and validators or users and miners, respectively, which may result in competing blockchains with different native crypto assets and sets of participants (also
       known as a    fork   ) (in this regard, consider providing brief
examples of forks, e.g., the
       forks resulting in the Ethereum Classic blockchain and the Bitcoin Cash blockchain);

   x   that a blockchain   s protocol, including the code of any smart
contracts running on the
       blockchain, may contain flaws that can be exploited by attackers (in this regard, consider
       briefly discussing the exploit of The DAO   s smart contract in June
2016, how it was
       addressed, and its consequences for the Ethereum blockchain, including the resulting hard fork);

   x   that these blockchains have historically faced scalability challenges
(as an example,
       explain the common impediments and/or disadvantages to adopting the
Bitcoin
       blockchain as a payment network, including the slowness of transaction processing and
       finality, variability of transaction fees, and volatility of bitcoin   s
price); and

   x   that the native crypto assets of these blockchains are bearer assets that can be irrevocably
       lost or stolen to the extent that the    private keys    securing the
assets are lost or stolen.

Risks Associated with Forward Security Transactions (page 35)

84. Please enhance the disclosure in this section to discuss in a more fulsome manner the risks of purchasing a forward contract (e.g., risks that arise when purchasing such a contract through a secondary marketplace or through purchasing an SPV that holds forward contracts). Please disclose here and summarize in the Summary Risk Factors that these investments may not be recognized by their issuers and may ultimately have no value. Please also disclose here any current legal uncertainties concerning these investments and any implications these may have for the Company.

85. Clarify in plain English the disclosure about the Company obtaining insurance with respect to investing in forward securities transactions. Describe if the registrant will enter into insurance policies related to its investments in private companies. Will the Company, any SPV, or any other type of private entity in which the Company invests, have any such insurance policies at the time of effectiveness? Ensure the disclosure is revised for accuracy along with attendant risk disclosure.
 Wendell M. Faria, Esq.
Dentons US LLP
Page 17 of 29
December 12, 2024

Potential conflicts of interest (page 37)

86. The current disclosure suggests that applicable federal securities laws governing affiliated transactions apply only to the matters discussed in the fourth paragraph. Please revise for clarity.

87. The third paragraph refers to    other investment vehicles.    Please
define these vehicles.
Also, given the disclosure in the second paragraph of this section and in other sections of the registration statement, confirm that the three categories of investors noted in the text only invest
   passive[ly] in venture funds or other investment vehicles.    Also,
reconcile this text with
disclosure in the second paragraph on page S-17 under    Certain Business
Relationships,    which
does not refer to these investors as    passive.    Please disclose the types
of    opportunities    the
parties named in the third paragraph    may receive.

88. The fourth paragraph indicates that a principal of your Adviser is a
shareholder in    Forge
Global,    and that you may acquire shares on that marketplace, subject to your best execution
policy. Please disclose if this marketplace receives compensation for listing shares or other
services that may be affected by the Company   s decision to trade using that
marketplace.

89. Provide more fulsome disclosure about potential or actual conflicts between the Adviser or its affiliates on the one hand, and the Company on page 37 and in the Limitations of Liability
and Indemnification    section on pages 54-56.

90. Please supplementally explain if any affiliates of the Company, as defined under Section
2(a)(3) of the 1940 Act (including any co-founders), are also affiliates of Forge Global, or any other trading platform that the Company might use. If so, explain how purchasing investments from such an affiliate is consistent with Section 17(d) and (e) under the 1940 Act.

Exemptive Relief (page 38)

91. Please either confirm supplementally that you have not entered into any co-investment arrangements pursuant to Mass Mutual Life Ins. Co. (SEC No-Action Letter, June 7, 2000) or
supplementally advise us of the names of the respective parties in any such co-investment arrangement(s). Also, file as an exhibit to the registration statement all material agreements that the Company has entered into with respect to any such arrangement(s). See Item 601(b)(10) of
Regulation S-K.

92. Concerning the Adviser   s allocation policy, based on the last sentence,
as well as related
disclosures in other sections of the Prospectus, it appears the Adviser has yet to adopt such a
policy. For example, disclosure in the    Our Advisers    section on page 53
states the    Adviser
intends to put in place an investment allocation policy.    Please
supplementally explain the status
of this policy and update the disclosure, accordingly.
 Wendell M. Faria, Esq.
Dentons US LLP
Page 18 of 29
December 12, 2024


Provisions of the Maryland General Corporation Law . . . our common stock (page
38)

93. Please confirm supplementally that disclosure in the second paragraph indicating that the
Company has not opted into the Maryland Control Share Acquisition Act is still accurate.

An active liquid and orderly market . . . price at which you purchased them (page 39)

94. Please confirm the accuracy of this section and identify the    Selling
Stockholder.    Based on
your response, we may have additional comments.

Investment Objective and Investment Strategy (page 44)

95. We note that the Company intends to achieve its investment objective by investing across a
diverse selection of    new digital asset technology subsectors,
particularly what you believe to
be    30 of the top digital asset services and technology companies.    In this
regard, we also note
that you refer to    companies involved in DeFi, stablecoins, and other
innovations    as examples
of the companies in which the Company will invest. Please provide a more detailed, comprehensive description of digital asset services and technology providers as well as the subsectors that you will use to categorize these companies. Please further enhance and contextualize this disclosure by providing an explanation of blockchain and digital asset technology, including the following with regard to public, permissionless blockchains:

   x   their general design and purpose;
   x   how they are developed, maintained, and governed;
   x   how they are accessed and used;
   x   the relationship between them and their native crypto assets (as well as the relationship
       between applications running on these blockchains and native crypto assets of such applications);
   x   and the specific use cases and applications that they support or are designed to support
       (e.g.,    decentralized payments,       decentralized finance,    and
stablecoins   ).

96. Please also explain that there are many public, permissionless blockchains and that they can vary by, among other things, technical design, consensus mechanism, decentralization, security, scalability, the use cases and applications supported, etc. To illustrate these distinctions, consider expanding on the brief discission of the differences between blockchains such as
Bitcoin and Ethereum in the risk factor on page 29. Summary disclosure regarding these points should also be included in the Prospectus Summary.

97. Pease clarify the criteria that you will use to determine whether a private company can
reasonably be considered a    top    digital asset services and technology
company. As there
generally is no established public trading market for private company equity securities, please
 Wendell M. Faria, Esq.
Dentons US LLP
Page 19 of 29
December 12, 2024

use the term    valuation,    not    market capitalization,    vis-  -vis the
$500 million threshold cited.
Also, as    unicorns    are generally considered to be private companies with a
valuation of at least
$1 billion, please revise the disclosure accordingly. Disclose the risk that your valuation screening tool [$500 million or more] could preclude you from investing in private companies that have a valuation below such level but nonetheless meet your key health and growth criteria, or could, in other words, preclude you from investing in attractive investment opportunities in this burgeoning industry. Summary disclosure regarding these points should also be included in the Prospectus Summary.

98. The fourth paragraph in the Investment Objective and Investment Strategy section, page 44,
references    forward contracts for future delivery of stock.    Please explain
here what these
transactions are and what they involve. Please also discuss who is the counterparty to such transactions. Please also discuss the expected notional size of such transactions.

99. In the second paragraph in the Investment Objective and Investment Strategy section on page 45, consider here or later in the document the need for improved risk disclosure regarding your access to portfolio company information with indirect investments and/or risks related to transfer restrictions on employee and investor shares.

Direct Equity Investments (page 45)

100. In the first paragraph, please define    direct investments in private
companies as a minority
part of our portfolio.    (Emphasis added.) We note your    limitation [on]
investments in . . .
Private Funds to no more than 15% of [your] net assets.    By    minority part,
   are you referring
to the 15% maximum for investing in    Private Funds   , rather than investing
in private
companies? Please clarify the disclosure.

Equity Securities (page 47)

101. In the second and third paragraphs, we note vague disclosure regarding the
Company   s and
the Adviser's use of    side letters.    Please tell us if the Company, or the
Adviser on your behalf,
will use    side letters.    If so, we will have additional comments on this
matter.

Private Company Investments (page 48)

102. Please clarify in plain English the disclosure in the last sentence concerning your ability to co-invest.

Swaps (page 50)

103. Please ensure that any revisions and/or additions you make to the Prospectus regarding your investments in swaps harmonize.
 Wendell M. Faria, Esq.
Dentons US LLP
Page 20 of 29
December 12, 2024

104. Please revise the first sentence to express the Company   s intention,
rather than anticipation,
concerning its use of swaps.

105. In the second paragraph, the first two sentences could be misunderstood by a reasonable
shareholder to mean that the Company   s U.S. swaps investments will be
standardized, executed
on a regulated market, and/or submitted for clearing to regulated clearinghouses. Please note, disclosure for any principal investment related to derivatives and the correlating risks should not
be generic, but rather should be tailored to the Company   s specific use of
derivatives. See Letter
from Barry Miller, Associate Director, Division of Investment Management, to Karrie McMillan,
General Counsel, Investment Company Institute (July 30, 2010). Accordingly, as the swaps you will use will be non-traded instrument that are uncleared, please revise the disclosure for clarity and accuracy.

MANAGEMENT (pages 52-56)

106. In the first paragraph, you abbreviate the Investment Advisers Act of 1940 as the
   Advisor   s Act    and as the    Advisers Act.    Please use the latter
abbreviation. See the Advisers
Act.

107. This section highlights certain investments made by Dr. Najamul Kidwai through
EQUIAM. So that this disclosure in not misleading, please delete the reference to specific investments or name all the investments made by Dr. Kidwai though EQUIAM.

108. In addition, this section describes EQUIAM as a    private markets focused
venture capital
fund.    In other places, EQUIAM is described as a secondary marketplace (e.g.,
   [w]e will utilize
private secondary marketplaces, such as Forge, SharesPost, CartaX and EQUIAM, to acquire
investments for our portfolio.   ) Please correct this inconsistency. If EQUIAM
is a venture
capital fund, explain to us how the Company would be able to purchase investments from
EQUIAM in compliance with Section 17(a)(1) under the 1940 Act.

Investment Committee (page 52)

109. Concerning the management of the Company   s portfolio, the discussion of
the relationship
between the Investment Committee and the Adviser is confusing. We note that certain disclosure in the Prospectus, such as that in the first paragraph on page 53, refers to the
Investment Committee as the    Adviser   s Investment Committee    yet this
disclosure on page 52
discusses the    Investment Committee    and    Advisor    in their own
separate sections, which
suggests they are distinct from each other. Moreover, text in the    Investment
Committee
suggests the Investment Committee has authority over the Adviser. Please clarify.

110. The third paragraph indicates that Dr. Kidwai and Messrs. Lempres and Zhao are
   primarily responsible for the day-to-day management of [the Company   s]
portfolio.    If these
individuals are the Company   s portfolio managers, please so state using the
term    portfolio
manager    and add an attendant    Portfolio Managers    heading for this
disclosure. See Item 9.1.c
 Wendell M. Faria, Esq.
Dentons US LLP
Page 21 of 29
December 12, 2024

of Form N-2. Also, revise the text to state, if accurate, that they are jointly and primarily
responsible for the day-to day management of the Company   s portfolio. See Id.

111. The disclosure indicates various relationships between the    Adviser   s
investment
professionals,    and certain entities. Please confirm if the Company is, or plans to, co-invest with
any of these entities. If so, indicate the specific entity in the Conflicts of Interest section and disclose what exemptive relief under the federal securities laws governs any such arrangement.
Also, in the fourth paragraph, please delete the phrases    such as.

112. Given the nature of the agreement noted in the second paragraph, pleases explain why you
disclose this information here and not in section below titled    Investment
Advisory Agreement.
or in the first paragraph of the section titled    Payment of Our Expenses
under the Investment
Advisory Agreement.    Please explain in complete detail the agreement
mentioned in the second
paragraph. Is this agreement a provision in the investment advisory agreement that the Board must consider and approve pursuant to Section 15(c) of the 1940 Act? If so, please note Section
15(a)(1) of the 1940 Act requires that an investment advisory agreement precisely describe all compensation to be paid thereunder. If not, what document governs this agreement and under what federal securities laws was it adopted and by whom? Specify the parties to the agreement and its terms, including but not limited to any terms governing compensation/fees and do so in
relation to the statement that    [n]one of the Adviser   s investment
professionals receives any
direct compensation from [the Company] in connection with the management of
[the
Company   s] portfolio.    Who pays the    Adviser   s investment professional
  pursuant to the
agreement? Does the Adviser pay these    investment professionals    out of the
   Management
Fee    the Adviser receives from the Company? If the Board approved the agreement noted in this
paragraph, did the Board take into consideration the amount paid to the Adviser under the
Management Agreement? Please provide the staff with a copy of the governing agreement a file a copy of the agreement as an exhibit to the registration statement.

Investment Advisory Agreement (pages 53-54)

113. With respect to the first paragraph, please note that while disclosure may direct investors to read the entirety of an applicable document, a registrant may not disclaim or qualify the contents of its own disclosure. Accordingly, remove any text indicating, or implying, that the Company disclaims responsibility for its own disclosure and/or that the summary is incomplete. Please do not replace this language with any type of qualification. To the extent you wish to direct investors to read the Investment Advisory Agreement, please state the applicable exhibit number.
In addition, please revise any other disclaimers or qualifications in the Registration Statement accordingly.

114. Please add the disclosure required by Item 9.1.(b)(4) of N-2. Wendell M. Faria, Esq.
Dentons US LLP
Page 22 of 29
December 12, 2024

Payment of Our Expenses under the Investment Advisory Agreement (page 55)

115. The text in the first sentence under this heading is unclear and seems to suggest that the
Adviser has discretion with respect to whether it will pay certain expenses. Please note that
Section 15(a)(1) of the 1940 Act requires that an investment advisory agreement precisely describe all compensation to be paid thereunder. Please revise the disclosure accordingly so that
the Adviser   s obligations are clear.

116. Please disclose the Company   s organization and offering costs and what
entity is
responsible for each. Also, disclose in this section that ultimately, the Common shareholders will bear these costs.

117. The second sentence of the first paragraph states that the Company    will
reimburse an
affiliate of the Adviser for organizational and offering costs borne on [the
Company   s] behalf.
Please disclose the name of this affiliate and describe in detail this reimbursement arrangement, including: (1) its terms; (2) all parties thereto; (3) governing dates; and (5) how this reimbursement is shown in the fee table and in the pricing table required by
Item 1.1.g of Form
N-2. Also, file a copy of any governing document as an exhibit to the registration statement.

118. Supplementally inform us if the Board, including the independent directors, considered and approved the reimbursement arrangement noted in the first paragraph. If so, indicate whether that approval was unanimous and what provisions under the federal securities laws governed the
Board   s consideration and approval. In disclosing any related fees and expenses that the
Company will bear, explain, as applicable that the common shareholders ultimately bear those fees and expenses.

119. In the tenth bulleted point, please define    consultants,       agents,
 and    other similar outside
advisors.

120. In the twelfth bulleted point, please clarify    entertainment    costs
and    third parties.

121. In the twenty-third bulleted point, please clarify    entertainment    and
   other advisors.
In the last bulleted point, please clarify with specificity    other expenses
incurred by the Adviser
or its affiliates in connection with administering our business    and indicate
what item(s) of Form
N-2 govern these expenses (e.g., to the extent these are administrative services, please add disclosure pursuant to the requirements of Item 9.1.d of Form N-2, including the compensation
to be paid). Also, specify these    affiliates.

122. To the extent common shareholders indirectly bear any of the costs described in this section, please revise the disclosure to state as much.
 Wendell M. Faria, Esq.
Dentons US LLP
Page 23 of 29
December 12, 2024

Administrator (page 57)

123. Please state the annual rate (i.e., specify the percentage) paid to the Administrator. See
Item 9.1.d of Form N-2.

Dividend Reinvestment Plan (pages 61-62)

124. Please discuss the rights of shareholders upon termination of participation in the dividend
reinvestment plan (the    DRIP   ). See Item 10.1.e.(6) of Form N-2.

125. For shareholders that want to opt-out of the DRIP, please revise the last sentence of the first paragraph to explain how the Company will inform shareholders of the dividend/distribution record date.

126. For shareholders who want to opt-out of the DRIP, concerning the written notice they must provide to the Plan Administrator, please disclose what that notice must state. We note the last sentence of this section indicates certain information. Is that the totality of the information a shareholder must provide, and if not, please clarify. Also, specify in the text
if the    five days
prior notification mentioned in the first paragraph is five business days.

127. The sixth paragraph, last sentence, states    [p]articipants that request
a sale of [your] shares
of common stock through the Plan Administrator are subject to broker
commissions.    Please
state the amount of any such brokerage commission and how it is imposed (e.g., per share sold).
If the DRIP administrator imposes a service fee and/or expenses for administering the DRIP, state as much and disclose any such fee and/or expense, indicate who pays those charges, and confirm they are disclosed in the fee table, including in the Shareholder Transaction Expenses section under the DRIP caption. See General Instruction 4 to Item 3.1 of Form N-2.

128. The seventh paragraph states that    the Company reserves the right to
amend the Plan to
include a service charge payable by the participants by written notice provided directly or in the
next report to stockholders.    Will the Company provide shareholders with any
other notice in
advance of implementing any such amendment (e.g., written notice 30 days in advance of the amendment)?

129. Disclose in an appropriate location in the Prospectus Summary that reinvested dividends
increase the Company   s total managed assets on which a management fee is
payable to the
Company   s Adviser.

Underwriting (page 70)

130. To the extent the Company   s common shareholders indirectly bear any of
the fees, costs,
and expenses discussed in the section, please revise the disclosure to state so in plain English.

131. Please add disclosure required by Items 5.2 and 6, respectively, of Form
N-2.
 Wendell M. Faria, Esq.
Dentons US LLP
Page 24 of 29
December 12, 2024


132. The second paragraph states that the    Underwriting Agreement provides
that the Company
and C1 Advisors will[:]    (1) indemnify the underwrites against certain
liabilities, including
liabilities arising under the Securities Act   [;] or (2) to    contribute
payments the underwriter may
be required to make for any of these liabilities.    Please briefly describe
any such
indemnification provisions as required under Item 5.4 of Form N-2. In that description, explain
how the Company is defining    certain    liabilities. Relatedly, please
clarify the text identified as
number 2 in this comment. Does this portion of the disclosure mean the
[payment
contributions] . . . for any of these liabilities    are addressed in your
Underwriting Agreement?
If so, please describe them. Id. If not, please explain this arrangement in detail, disclose the name of any governing document, and file a copy of it as an exhibit to the registration statement.

133. The fourth paragraph states,    the Company has agreed to pay Benchmark a
non-
accountable expense allowance equal to one percent (1%) of the gross proceeds received by the
Company from the sale of shares in the offering.    Please describe in detail
this 1% payment. Is
this payment addressed in your Underwriting Agreement? If not, please indicate what agreement governs this arrangement and file a copy of it as an exhibit to the registration statement. Please
disclose what services Benchmark will perform to receive this    expense
allowance,    when
Benchmark will be paid for those services, and how any related amounts are shown in the fee table and the pricing table required by Item 1.1.g of Form N-2. Confirm this expense
allowance    is subject to approval by FINRA.

Description of our Capital Stock (page 71)

134. In the introductory paragraph, please: (1) confirm the name of your charter; and (2) delete
from the last sentence the phrase    to the MGCL and.    If provisions of
Maryland law are
material to investor understanding, discuss them here instead of referring investors to the statute.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions (page S-3)

135. Fundamental investment restriction number    7,    includes the phrase
as that term is used in
the Investment Company Act.    Please note that the 1940 Act does not define
the term
   concentration.    According, please revise the restriction for clarity with
respect to the meaning
of concentration. See Item 17.2.e. of Form N-2. See also Instruction 1 to Items 8.2.b.(2) of
Form N-2. In addition, add    or group of industries    after    in a
particular industry.    See Item
17.2.e. of Form N-2. See also Section 8(b)(1)(E) of the 1940 Act. Finally, please see comment number 36 above and confirm that all disclosure describing the concentration policy is in conformity.

136. Please add a non-fundamental investment policy stating that the Company considers the holdings of other funds in which it invests for purposes of determining compliance with its concentration policy.
 Wendell M. Faria, Esq.
Dentons US LLP
Page 25 of 29
December 12, 2024


Transactions with Related Persons (pages S-16-S-17)

137. Please explain why the description of the Investment Advisory Agreement appears under this Conflicts of Interest-Transaction with Related Persons heading. Pursuant to Item 20 of Form
N-2, please place this discussion of the Investment Advisory Agreement under a heading titled
   Investment Advisor and Other Services.

138. We note the arrangement between the Adviser and the Company disclosed in the first paragraph of Page S-17. Please supplementally indicate to us what item of Form N-2 the disclosure about this arrangement is meant to satisfy. Supplementally explain how the Board
(including the independent directors) is a    third-party provider of goods or
services    to the
Company. Disclose: (1) any other    third-party service provider    that may be
paid pursuant to
this arrangement; and (2) that the investment advisory agreement governs this arrangement. If it does not, please disclose what document does govern the arrangement and file a copy of that document as exhibit to the registration statement. Please also disclose the terms of this agreement including, but not limited to, the terms for reimbursement and if the Adviser will pay
for these    goods and services    out of its own legitimate profits or out of
the    Management Fee
it receives from the Company.

139. If not a part of the investment advisory agreement, please tell us if the Board approved the agreement disclosed in the first paragraph and if so, when they approved it, whether that approval was unanimous, and what federal securities laws governed that approval.
Supplementally explain if the Board took this arrangement under consideration when
determining the amount of the Adviser   s    Management Fee.

140. Disclose the    goods and services    the Adviser will pay pursuant to the
agreement disclosed
in the first paragraph and how the Company classifies them (e.g., management related). Also, disclose if the Adviser already has paid any amounts pursuant to this agreement and if so to
whom, when it made those payments, for what    good or services,    and the
amounts paid.
Disclose how these reimbursement payments are reflected in the fee table pursuant to Item 3 of
Form N-2.

PART C     OTHER INFORMATION

Item 25. Financial Statements and Exhibits

141. Pursuant to the FAST Act, to the extent not already done so, please include hyperlinks to each exhibit identified in the exhibit index and to any other information incorporated by reference in the registration statement if filed on EDGAR. See Rule 411 under the Securities Act and Rule 0-4 under the 1940 Act.

142. Please confirm to us that the Company will file executed copies of the agreements listed in the exhibit index (to the extent not already done so) when available.
 Wendell M. Faria, Esq.
Dentons US LLP
Page 26 of 29
December 12, 2024


143. Please confirm that all legality opinions to be filed as exhibits will be consistent with SEC
Division of Corporation Finance Staff Legal Bulletin No. 19, Legality and Tax Opinions in
Registered Offerings (October 14, 2011).

Exhibit    25(2)(a) Articles of Incorporation   -Article VII

144. We understand that Maryland law permits a fund to eliminate or alter the fiduciary duties of trustees, shareholders or other persons, and replace them with the standards set forth in your
Articles of Incorporation. Provisions eliminating or altering the fiduciary
duties of a fund   s
directors, officers, member of any advisory board, investment adviser(s),
depositor (   fiduciary
covered persons   ) are inconsistent with federal securities laws and the
Commission   s express
views on such persons    fiduciary duties. Please add a provision to your
Articles of
Incorporation, or otherwise modify it, to clarify explicitly that notwithstanding anything to the contrary in the Articles of Incorporation, nothing in the Articles of Incorporation modifying,
restricting or eliminating the duties or liabilities of the Company   s
directors and officers shall
apply to, or in any way limit, the duties (including state law fiduciary duties) or liabilities of the directors and officers with respect to matters arising under the federal securities laws. Relatedly, to the extent not already done so, please summarize in the Prospectus Limitation on Liability of
Directors and Officers; Indemnification and Advance of Expenses section, any provisions in your Articles of Incorporation eliminating or altering the fiduciary duties of director and officers.
Immediately following that summary, add the follow statement:

       Nothing in the Articles of Incorporation modifying, restricting, or eliminating the duties or liabilities of directors or officers in the Articles of Incorporation shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

Article IX-Exclusive Forum

145. The exclusive state forum provision in Article IX indicates that the Circuit Court for
Baltimore City, Maryland shall be the sole and exclusive forum for the actions described in the provision unless that court does not have jurisdiction. Please revise this provision in Article IX to state that the provision does not apply to claims arising under the federal securities law.
Please make correlating revisions to the disclosure in the Exclusive Forum section in the
Prospectus.

146. With respect to the clause in the provision concerning the United States District Court for the District of Maryland, Baltimore Division, please revise the Exclusive Forum section in the
Prospectus to make clear there is a question regarding the enforceability of this provision since the Securities Act and 1940 Act permit shareholders to bring claims arising from these Acts in both state and federal courts.
 Wendell M. Faria, Esq.
Dentons US LLP
Page 27 of 29
December 12, 2024

Item 30. Indemnification

147. Please include the indemnification provisions imposed by rule 461(c) under the Securities
Act.

148. Please revise the disclosure in the third paragraph to conform to the language of Section
17(i) of the 1940 Act.

SIGNATURES

149. This section indicates that the registration statement was signed on behalf of the president
and the Company   s Directors pursuant to a power of attorney, which does not appear to meet the
requirements of Rule 483(b) under the Securities Act, under which a power of attorney must
   relate to a specific filing    and be a stand-alone exhibit. In addition, it
appears the name of an
officer of the Company will be signed on behalf of the Company pursuant to a power of attorney.
In such instances, a registrant must also file a certified copy of a resolution of the board of directors authorizing such signature(s), as required by Rule 483(b). If your next pre-effective amendment will be signed by power of attorney, please file, as a stand-alone exhibit, a copy of a new power of attorney relating to your specific filing (e.g., consider adding to the pre-effective
amendment the Company   s specific Securities Act file number). See Rule 483(b)
of the
Securities Act. In addition, if the name(s) of any officer of the Company will be signed on behalf of the Company pursuant to a power of attorney, please also provide a copy of a certified copy of a resolution of the Board authorizing such signature(s). See Id.

150. In your next-pre effective amendment, ensure the signatures with respect to the registration statement reflect each required individual, including your comptroller or principal accounting officer. See Section 6(a) of the Securities Act. In this regard, any person who occupies more than one of the positions specified in Section 6(a) should indicate each capacity in which he or she signs the registration statement.

                                ACCOUNTING COMMENTS

151.Please discuss the presentation of the SPV and Private Funds investments under US GAAP on the financial statements, including the schedule of investments. Please include specific references to Reg. S-X and relevant US GAAP to support this presentation. 152.Please discuss how the Company plans to present the investment portfolio on its website.
    Will the website only include reference to the investments it holds directly?
153.Page 6 indicates how investments will be purchased including closing conditions and
    escrow. Please describe the Company   s accounting policy for recognition
of a purchase of
    investment subject to such conditions and when a sale of such investment is recognized.
    Cite applicable U.S. GAAP in your response.
 Wendell M. Faria, Esq.
Dentons US LLP
Page 28 of 29
December 12, 2024

   a. Accordingly, the purchase agreements that we enter into for secondary transactions typically will require the lapse or satisfaction of these rights as a condition to closing.
      Under these circumstances, we may be required to deposit the purchase price into escrow upon signing, with the funds released to the seller at closing or returned to us if the closing conditions are not met.

154.The third paragraph in the Equity Securities section on page 47 describes SPV valuation and discusses the fees paid to the SPV manager. Please explain how the fees will be accounted for in regards to the fair value. Please describe if the registrant will follow accounting guidance related to the use of NAV as a practical expedient to fair value related to such
    SPVs and if such SPVs will qualify for such use under ASC 820. The section further describes that the SPV investment generally equals the fair value of those underlying securities. Please supplementally describe how the registrant will value such underlying securities and unit of account related to such SPVs that are not consolidated.

   a. The underlying assets of an SPV are the securities of the single private company the
      SPV was formed to invest in, and, consequently, the value of an SPV investment generally equals the fair value of those underlying securities, after discounting to take into account any fees paid to the SPV. SPV investors typically pay fees to the SPV manager to cover necessary operating and offering-related costs; however, as a result of
      our Adviser   s relationships with a number of SPV sponsors, we have
often been able to
      negotiate favorable fee terms in side letters, which, in some cases, entirely eliminates the fees that we would otherwise pay.


                                             * * * *

Please respond to this letter by providing the requested information by submitting a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The publicly filed Registration
Statement should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no disclosure changes will be made in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

If you intend to omit certain information from the form of the Prospectus included with the
Registration Statement that is declared effective, in reliance on Rule 430A under the Securities
Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.
 Wendell M. Faria, Esq.
Dentons US LLP
Page 29 of 29
December 12, 2024

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-
6352.

                                                    Sincerely,

                                                    /s/ Kimberly A. Browning
                                                    Kimberly A. Browning
                                                    Senior Counsel

cc:    Michael Spratt, Assistant Director
       Thankam Varghese, Branch Chief
       Bernard Nolan, Senior Special Counsel
       Brian Szilagyi, Staff Accountant